NO ACT

PE
2-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005722

February 9, 2011



Received SEC
FEB 09 2011
Washington, DC 20549


Timothy P. O'Grady
Vice President – Securities & Governance
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-9-11

Re: Sprint Nextel Corporation

Dear Mr. O'Grady:

This is in regard to your letter dated February 7, 2011 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in Sprint's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Sprint therefore withdraws its December 23, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007


Sprint

**Sprint Nextel**
6200 Sprint Parkway,
Overland Park, Kansas 66251
KSOPHF0302-3B679
Office: (913) 794-1513

**Timothy O'Grady**
Vice President – Securities & Governance

February 7, 2011

By electronic mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request Regarding Stockholder Proposal submitted by New York City Pension Funds and Retirement Systems for the inclusion in the 2011 Proxy Statement of Sprint Nextel Corporation

Ladies and Gentlemen:

I refer to my letter dated December 23, 2010, pursuant to which Sprint Nextel Corporation ("Sprint") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Sprint's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the New York City Pension Funds and Retirement Systems (the "Proponents") may be properly omitted from the proxy materials to be distributed by Sprint in connection with its 2011 annual meeting of stockholders.

On February 7, 2011, we received a letter from the Proponents withdrawing the Proposal. A copy of the Proponents' letter is attached hereto as Exhibit A. In reliance on the Proponents' letter, we hereby withdraw our request for no action relief.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), this letter is being delivered to the Commission via e-mail to shareholderproposals@ sec.gov. In addition, a copy of this letter is being emailed simultaneously to the Proponents.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,

Tim O'Grady

Timothy O'Grady
Vice President – Securities & Governance

Enclosure

cc: Kenneth B. Sylvester



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER


RECEIVED
FEB 7 2011
By legal

**BY EXPRESS MAIL**

February 4, 2011

Mr. Charles Wunsch
Secretary
Sprint Nextel Corporation
62 Sprint Parkway
Mailstop KSOPHFO302-3B424
Overland Park, KS 66251

Re: The Shareholder Proposal of the New York City Pension Funds and Retirement Systems

Dear Mr. Wunsch:

On behalf of the New York City Comptroller and the New York City Pension Funds and Retirement Systems (the "Funds"), I withdraw the Funds' proposal regarding the placement of ads with minority broadcasters that was submitted for inclusion in the Company's 2011 Proxy Materials for the consideration and vote of the shareholders.

Very truly yours,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007
(212) 669-2013
Fax (212) 669-4072
ksylves@comptroller.nyc.gov

cc: Meredith B. Cross
Director
Securities and Exchange Commission
Division of Corporation Finance



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER



**BY EMAIL AND EXPRESS MAIL**

January 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 23, 2010 letter sent to the Securities and Exchange Commission (the "Commission") by Timothy O'Grady, Vice President – Securities & Governance, at Sprint Nextel Corporation ("Sprint" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2011 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(7) and 14-8(i)(3) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the December 23, 2011 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2011 Proxy Materials. In light of widespread public concern, including regulatory activity, about discrimination against minority broadcasters, i.e., minority-owned stations or stations with substantial minority audiences, the Proposal, which calls for the adoption and public disclosure of a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters, and an annual assessment of the Company's ad placements at minority broadcasters compared to other media, relates to a significant social policy issue that transcends ordinary business. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Sprint seeks.

A. The Proposal

The Proposal consists of whereas clauses followed by a resolution. Among other things, the whereas clauses note that advertisers have discriminated against minority broadcasters for many years; that a study commissioned by the Federal Communications Commission ("FCC") found that minority-formatted stations earned an average of 63% less in advertising revenues than majority radio broadcasters due to specific discriminatory practices: advertisers refused to place advertising on minority owned stations or stations with substantial minority audiences ("no urban/Spanish dictates"), and advertisers paid minority formatted radio stations substantially less than general market stations ("minority discounts"); these practices hurt the advertisers' bottom line as well as the nation's prosperity because the purchasing power of minority communities is not appropriately tapped, and that, in 2009, FCC Commissioner McDowell stated that this problem is indisputable.

The Resolved Clause then states:

> "RESOLVED: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure."

B. The Company's Opposition and the Funds' Response

In its letter of December 23, 2010, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under two provisions of SEC Rule 14a-8: Rule 14a-8(i)(7) (excludible if relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues), and Rule 14a-8(i)(3) (excludible if proposal is vague or indefinite). The SEC has made it clear that under Rule 14a-8(g), the Company bears the burden of proving that it is entitled to exclude a proposal. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

I. <u>The Company Has Not Shown That It May Omit The Proposal Under Rule 14a-8(i)(7).</u>

**(a) AVOIDING DISCRIMINATION AGAINST MINORITY BROADCASTERS IN THE PLACEMENT OF ITS ADVERTISING IMPLICATES A SIGNIFICANT SOCIAL POLICY ISSUE AT THE CORE OF THE COMMISSION'S 1998 RELEASE AND THUS, THE PROPOSAL MAY NOT BE OMITTED AS RELATING TO ORDINARY BUSINESS UNDER RULE 14a-8(i)(7).**

The Funds' Proposal, in seeking the adoption and public disclosure of a non-discriminatory/diversity policy regarding the Company's placement of ads with minority broadcasters, and an annual assessment and public disclosure of Sprint's ad placements with minority broadcasters compared to general market broadcasters, clearly transcends issues of ordinary business. Indeed, a significant discrimination matter is precisely the type of issue that the Commission itself has expressly recognized as a fully appropriate subject for shareholder proposals.

The Commission's controlling guidance is found in <u>Exchange Act Release No. 34-40018</u>, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "<u>1998 Release</u>"). In the <u>1998 Release</u>, the Commission clarified its approach to applying the ordinary business exclusion, and in so doing, limited the scope of what is considered ordinary business. The 1998 Release summarized the two principal considerations that the Commission directed must be applied when determining whether any proposal falls within the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., ***significant discrimination matters***) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

One can understand from a plain reading of the 1998 Release that the "retention of suppliers" would in general not be subject to shareholder oversight, unless, as stated in the next sentence, a proposal relating to such matters focused on a sufficiently significant social policy issue, e.g., a significant discrimination matter, in which case the proposal would generally not be considered excludable. This describes precisely the situation at hand. That is to say, even if the Proposal did somehow impact business issues, the Proposal's clear focus on a social policy issue the Commission itself views as significant would preclude its exclusion as ordinary business. It is significant that the 1998 Release provides just one example of a sufficiently significant social policy issue—*significant discrimination matters*—and that is the very policy issue presented in the Proposal. The Funds doubt that anyone can credibly contend that a shareholder proposal that raises the issue of discrimination against minority broadcasters fails to meet the Commission's standard.

The second consideration set forth in the 1998 Release also precludes a finding that avoiding discriminatory advertising practices is a matter of ordinary business:

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Release, *Id.*

Clearly, the shareholders do not aspire to micromanage Sprint; rather, they are simply seeking the Company's adoption and publication of a broad non-discriminatory/diversity policy – this is not a matter too complex for meaningful shareholder participation. It in no way implicates the basis of the ordinary business exclusion, *i.e.*, the concept that management has special know-how as to the intricacies of its day-to-day business and therefore, is better placed to exercise its judgment. To the contrary, when a company faces significant social policy issues, such as avoiding harmful discrimination, management is in no better position than its shareholders to make judgments on those issues.

The issue of discrimination against suppliers appears to be a case of first impression with regard to no-action letters. Accordingly, the Funds did not cite any no-action letters as precedent.

As the 1998 Release provides no basis for excluding the Funds' Proposal, Sprint has failed to carry its burden of proving that the Proposal may be excluded under Rule 14a-8(i)(7) and the Company's request for no-action relief must be denied.

### (b) DISCRIMINATION AGAINST MINORITY BROADCASTERS HAS BEEN AND CONTINUES TO BE THE SUBJECT OF WIDESPREAD DISCUSSION AND PUBLIC CONCERN.

Defined by The Washington Times as "a format that specializes in hip-hop and R&B and whose listeners and disc jockeys are often black," 'urban' radio has long struggled against advertisers' policies of 'no urban dictates,' or intentional exclusion of the 'urban' format market that tends to attract an African-American audience. "BMW Excludes 'Urban' Ad Markets, Highlighting Ad Industry's History of Discrimination Issues," www.findingdulcinea.com (August 24, 2009). *See also "Honesty is the Best Policy,"* Radio & Television Business Report, www.rbr.com (September 15, 2009). (The practice of issuing "No Urban Dictates" "NUDs" still exists after 23 years.); *"Minority Broadcasters See 'Imminent Danger '"* The National Journal (July 22, 2009)(Minority radio owners claim their advertisers are discriminating against minority audiences.);"NUDs aren't as widespread as they once were, about five or ten years ago ... Some marketers are a little bit smarter about how they will mask their desire to not include urban radio, but certainly these discriminatory advertising practices have not gone away and frankly, they continue to cost urban radio stations millions of dollars in lost revenue." *"How Race Relates to Radio Revenue,"* Billboard Radio Monitor (June 17, 2005).

It has been approximately eleven years since the FCC commissioned the advertising industry study that highlighted the discriminatory practices of broadcast advertisers. This study was widely reported. *See, e.g.,* "The Government's First Study on Discrimination in Radio Advertising Finds a Lot of Fodder," The New York Times (January 14, 1999); "Advertisers Avoiding Minority Radio; FCC Study Cites Washington Market for Black and Hispanic 'Dictates'," The Washington Post (January 13, 1999). In an article discussing the FCC study, Tom Castro, a pioneer in Hispanic broadcasting, stated that he had experienced firsthand the loss of advertising revenue caused by "minority discounts." He cited two examples: a well-known beer company that pays a rock-and-roll station or country station in Texas $2 for every $1 they are willing to pay his stations for advertising, and a disposable diaper company that pays Hispanic stations less per consumer reached than it pays general-market stations. "Hispanic Journal: Advertisers Ignore Hispanic Buyer Power," Ethnic NewsWatch (March 31, 1999).

In response to the FCC study, Vice President Al Gore and the then FCC Chairman urged advertisers and broadcasters at an advertising conference to adopt a system to prevent advertisers from discriminating against radio stations owned by or geared to minority listeners. "U.S. is Calling for Anti-Discrimination Code for Advertisers," The Philadelphia Inquirer (February 22, 1999). *See also* "Gore, FCC Push for Fair Ad Competition," Los Angeles Times (February 22, 1999); "Gore, FCC Pressure Marketers to Deploy More Minority Media," Advertising Age (February 22, 1999). At that time, Vice President Gore stated, "There was appalling evidence that some advertisers are being unfairly discouraged from buying time on minority stations. We must ensure that our airwaves provide opportunities for all Americans." "Gore Cites Ad Radio Race Bias: Minority Station Losing Ad Revenue," Electronic Media, Crain Communications, Inc. (March 1, 1999).

Nevertheless, this pernicious discrimination persists.

*Broadcasters required to add non-discrimination clauses to their advertising contracts (the "non-discrimination order" or the "2008 Diversity Order")*

In 2007-2008, the FCC took steps to address the discriminatory advertising practices that exclude black-oriented and Hispanic-oriented radio stations from receiving a fair share of advertising revenues. "FCC Adopts Proposal to Eliminate 'No Urban Dictates' Advertising Practices," Harlem World (December 19, 2007). The new order adopted by the FCC[1] mandates that broadcasters renewing their licenses certify that their contracts for the sale of advertising time do not discriminate on the basis of race or ethnicity.[2] It is noteworthy that the Commission was concerned that the contractual limitations of "no urban/no Spanish" dictates "may violate U.S. anti-discrimination laws by ether presuming that certain minority groups cannot be persuaded to buy the advertiser's product or service, or worse, intentionally minimizing the number of African Americans or Hispanics patronizing advertisers' businesses. "FCC Rules Require Non-Discrimination Clauses in All Advertising Sales Contracts—Act Now to Avoid Trouble Later," Broadcast Law Blog (October 15, 2008). *See also* "FCC Adopts Proposal to Eliminate 'No Urban Dictates' Advertising Practices," Take Pride! Community Magazine (January 2008); *"New Language for Advertising Contracts,"* Radio (October 1, 2008)(to combat "no urban/no Spanish" provisions.).

*The 2009 BMW Incident*

"A leaked e-mail from BMW's advertising agency sparked outrage among minority broadcasters this month, reviving concerns about discrimination in the advertising world." www.findingdulcinea.com, *supra*. Notwithstanding the FCC's non-discrimination order, Target Market News reported that one of automaker BMW's advertising agencies issued a "No Urban Dictate" for an upcoming BMW/Mini Cooper ad campaign when it asked radio stations in Boston, Houston, Baltimore and Washington, D.C. for proposed pricing for BMW's ads. *Id.*

BMW came under fire from civil rights leader Rev. Jesse Jackson and members of the African American community after news reports of the directive that banned BMW's advertising on radio outlets targeted to urban audiences. Crain Communications Automotive News (June 28, 2010). Rev. Jackson sent a letter to the chairman of BMW, in which he called the exclusion of urban radio stations "disturbing," and stated that such exclusion prevents minorities from "participating on a level economic playing field even when we fully embrace and purchase your vehicles." "Jackson: BMW Keeps Certain Ads from Black Media," www.blackamericaweb.com (August 28, 2009). *See also* "Rev. Jesse Jackson Asks BMW to Explain How 'No Urban Dictate' Was Issued," Westside Gazette (August 27, 2009). The National Association of Black Owned Broadcasters ("NABOB") wrote to BMW to express their concerns that the incident "raises the uncomfortable specter of a corporate culture that condones discriminatory practices, or, at best, fails to recognize the need for a corporate effort to promote diversity in your advertising practices—and in attracting customers for your products." www.findingdulcinea.com, *supra*. In a speech to NABOB, FCC Commissioner Robert McDowell said that unfortunately, the BMW incident conveys, "there's

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1. Federal Register of May 16, 2008 (73 FR 28361).
2. On May 14, 2010, the FCC issued a Third Erratum, indicating a major change to the Commission's 2008 Diversity Order: the correction changed "gender" to what the Commission really meant, which was "ethnicity." "FCC Corrects Advertising Nondiscrimination Certification – Removes Gender from Certification," Broadcast Law Blog (March 29, 2010).

no dispute about the existence of the [no-urban/Spanish] problem." "McDowell: More Work Needed on No-Urban Dictates," Broadcasting & Cable (September 25, 2009).

Similar to BMW, Quiznos, the sandwich chain, became entangled in a controversy in 2004 when it pulled ads from urban stations. "Quiznos Pulls Ads on 'Urban' Radio Stations; Industry Insiders Irked by Apparent Trend to Avoid Black Audiences," The Washington Times (August 6, 2004). *See also "Quiznos Subs racist??,"* www.theproducerz.com (August 7, 2004).

*23 Civil Rights Groups Ask the FCC for Better Enforcement of the Advertising Non-Discrimination Rule*

Most recently, in a letter to FCC Chairman Julius Genachowski, twenty-three civil rights groups[3] requested the FCC to, *inter alia*, assign a compliance officer to the advertising non-discrimination rule, "which if it were enforced, could restore to minority broadcasters the approximate $200 million every year that they forego because of racial discrimination by advertisers." "23 Civil Rights Groups Ask FCC for Report on Diversity," MMTC Minority Media & Telecom Council (February 16, 2010).

*"We Should Not Spend Where They Ignore Us"* [4]

To a potential offending company, these discriminatory practices pose the risk of adverse publicity, consumer boycotts, divestment campaigns, significant legal liability and potential negative impact on the investments of shareholders.

At a Black Enterprise diversity symposium, the dearth of advertising dollars allotted to minority-owned media outlets was a point of contention. "NY Advertising Agencies Facing Discrimination Charges: Symposium Highlights Bigotry in Industry," Black Enterprise (August, 2006). The president of Target Market News, a member of the panel, charged all in attendance with making their voices heard by calling the 800-number on the package of their favorite product: "I want you to ask them when was the last time they spent money with an African American nonprofit or spent advertising dollars with an African American media outlet," which prompted another panel member to chime in, "If you do not get the response you are looking for, allow your spending with that company to reflect that." *Id.* Al Sharpton, also on the panel, maintained that to "precipitate change," African Americans must be vocal with their dissatisfaction with a company's performance. *Id.*

"Research shows that GM has taken the loyalty of the African-American consumer for granted. Even in the boom years, the company did not spend a commensurate share of its annual advertising budget with Black-owned media outlets. And now, in tough economic times, we have learned that of the nearly $3 billion the company spends in annual advertising, it spend an insulting $35 million, about a third of one percent, with Black-owned media. This represents one third of a penny for every $100 it receives from Black consumers who buy GM vehicles." The Philadelphia Tribune, *supra*.

The issue of discrimination against minority broadcasters has created longstanding and continuing widespread public debate, including regulatory activity and substantial electronic and print media attention. But moreover, Staff Legal Bulletin 14A (July 12, 2002) clearly states, "... the presence of widespread public debate regarding an issue is *among the*

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3 Asian American Justice Center; Black College Communication Association; The Hispanic Institute; Hispanic Technology and Telecommunications Partnership; International Black Broadcasters Association; Latinos in Information Sciences and Technology Association; Lawyers' Committee for Civil Rights Under Law; League of United Latin American Citizens; Minority Media and Telecommunications Council; National Association of Black Owned Broadcasters; National Association of Black Telecommunications Professionals; National Association of Latino Independent Producers; National Association for the Advancement of Colored People; National Black Coalition for Media Justice; National Coalition on Black Civic Participation-Black Women's Roundtable; National Congress of Black Women, Inc.; National Council of La Raza; National Puerto Rican Coalition; National Urban League; Rainbow PUSH Coalition; Spanish Broadcasters Association; United States Hispanic Chamber of Commerce; UNITY: Journalists of Color.

4 The Philadelphia Tribune (January 19, 2010).

*factors to be considered* in determining whether proposals concerning that issue transcend the day-to-day business matters." (Emphasis added.) A plain reading of this language indicates that "widespread public debate" is only one out of at least a few considerations in determining whether the ordinary business exception applies to the Proposal. As noted *supra*, "significant discrimination matters" is the only example of a sufficiently significant social policy issue provided in the 1998 Release and it describes precisely the situation at hand. Consequently, the Funds submit that this is a consideration that should be assigned more weight than "widespread public awareness" in determining whether the Proposal transcends day to day business matters.

## (c) ALL THE SOURCES THE COMPANY CITES ARE INAPPOSITE.

*Reports*

None of the no-action letters Sprint cites on page 2 of the Company's letter to illustrate the principle that a proposal may be excluded if the subject matter of the requested report relates to ordinary business are on point -- not one of them pertains to a shareholder proposal seeking a report concerning discrimination against suppliers, or an analogous situation. [5]

*Advertising*

The no-action letters regarding "Advertising" that Sprint cites on the top of page 3 of its letter are equally irrelevant.[6] The Company argues that the Proposal can be dismissed because the manner in which a company advertises is a matter of ordinary business. The focus of the Proposal is a non-excludable social policy issue: significant discriminatory advertising practices against minority broadcasters, i.e., suppliers or potential suppliers, and not on how the Company advertises its products.

*Supplier Relationships*

The Funds are unable to locate in the LEXIS database two of the three no-action letters regarding the issue of suppliers that Sprint cites as purported precedents.[7] These are apparently miscitations. Regarding the third no-action letter, a proposal that requests the company to purchase a high percentage of "Made in the USA" goods and services is clearly a false precedent. Spectra Energy Corp. (October 7, 2010. The Company argues that the Proposal can be dismissed out of hand because it relates to Sprint's day-to-day selection of suppliers of advertising to the Company, and the ongoing relationship between the Company and these suppliers. The Company is quite wrong. Certainly, "suppliers" are a relevant category in that one type of Sprint supplier is a supplier of broadcast advertising services and the thrust of the Proposal is the concern about significant discrimination against such minority broadcasters. However, the only acceptable analysis is one that includes an assessment of whether a proposal raises a significant social policy issue, for example, a "significant discrimination matter." Here, the answer is a resounding "yes." Given Sprint's apparent partial reading of the 1998 Release, it is not surprising that the Company cites a no-action letter that is not remotely relevant.

*SLB 14C*

5 AT&T Corp. (February 21, 2001); The Mead Corp. (January 31, 2001); Wal-Mart Stores, Inc. (March 15, 1999); Nike, Inc. (July 10, 1997).

6 FedEx Corporation (July 14, 2009); The Walt Disney Company (November 30, 2007); PG&E Corporation (February 14, 2007); Tootsie Roll Industries, Inc. (January 31, 2002).

7 Tyson Foods (May 25, 2009); Kmart Corp. (January 11, 1999).

The Company asserts that the Staff noted in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") that when determining if a proposal involves a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole." Significantly, Sprint omitted a material part of the Staff's language. Following is the complete quote:

> Each year, we are asked to analyze numerous proposals that make reference to *environmental or public health issues*. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.
>
> (Emphasis added.)

Furthermore, in the introduction to SLB 14C, in response to an inquiry as to the purpose of the bulletin, the Staff responded, "Specifically, this bulletin contains information regarding ... the application of rule 14a-8(i)(7) to proposals referencing *environmental or public health issues*. (Emphasis added.*)* There is no debating that the Proposal does not reference environmental or public health issues. Thus, Sprint's argument based upon a truncated quote is without merit. In any case, the focus of the Proposal is aptly conveyed by its title, "Policy to Address Discriminatory Advertising Practices Against Minority Broadcasters."

*Apache Corporation*

The Company's reliance on Apache Corporation (March 5, 2008) is misplaced. The Staff concurred in the exclusion of a proposal requesting the adoption of equal employment opportunity policies based on ten principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity because "some of the principles relate to Apache's ordinary business operations."[8] The Staff did not specify which of the ten principles they found to relate to the company's ordinary business; Sprint's suggestion otherwise is misleading. Furthermore, since the Staff did not indicate the principles, Sprint's attempt to analogize the Proposal to the one at issue in Apache must fail. When this matter was subsequently litigated in the federal district court in Texas, the court held that the proposal related to ordinary business matters, and did in fact specify that out of the ten principles in the proposal, it had difficulty with principles seven through ten as they relate to advertising, marketing, sales and charitable contributions. Apache Corporation v. The New York City Employees' Retirement System (No. H-08-1064, 2008 U.S. Dist. LEXIS 32955 (S.D. Tex. April 22, 2008). The court engaged in a fact-specific analysis and revealed that its predominant concern had been the micromanagement effects of the proposal:

> Even were the court to find that principles seven through ten implicate the underlying social policy, the proposal seeks to

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8 1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The company's non-discrimination policy will be distributed to all employees.
3) There shall be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There shall be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There shall be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
8) There shall be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
9) There shall be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There shall be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.

> micromanage the company to an unacceptable degree. Shareholders as a group are not sufficiently involved in the day to day operations of Apache's business to fully appreciate is complex nature ... The aforementioned concerns are enhanced by the principle's implicit requirement that Apache determine whether its customers and suppliers discriminate on the basis of sexual orientation or gender identity. Such an inquiry is impractical and unreasonable, and the determination as to its propriety should properly remain with the company's management.

In contrast, the shareholders here are undoubtedly in a position to make an informed judgment since the Proposal is concerned only with the assessment of the Company's own behavior; the shareholders will not need to get involved in the complex and intricate undertaking of determining whether the Company's customers and suppliers discriminate.

The 1998 Release and its explicit acknowledgement that a "significant discrimination matter" is not ordinary business must be the guidepost. By that guidance, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

II. The Proposal is Not Vague or Indefinite, But Rather Contains Clear and Understandable Terms That Both Shareholders and Management Can Understand, and So It May Not Be Omitted Under Rule 14a-8(i) (3).

Sprint's arguments with respect to Rule 14a-8(i)(3) are no stronger.

Under Rule 14a-8(i)(3), proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ... " Staff Legal Bulletin No. 14B (September 15, 2004).

Frankly, it is beyond our understanding, as Sprint claims, that the shareholders or the board would be unable to understand the Proposal, which is presented in a clear, quite specific and straightforward manner. It does not whatsoever use ambiguous terms that need definition or clarification. "Minority broadcasting" is not a new or mysterious term and its use without definition does not create any uncertainty or risk of misunderstanding. It is a commonly used term. Indeed, a LEXIS search for the term "minority broadcasting" would return more than 17,000 results.

*All of the Sources the Company Cites are Inapposite*

The Company sets forth purported precedents that clearly are not helpful in determining whether the Proposal is vague or indefinite:

- The shareholders requested the company to implement a policy of "improved corporate governance." Apparently, the proposal did not include an adequate definition of this term. It is difficult to believe that regarding vagueness, Sprint attempts to equate "minority broadcasters" and "improved corporate governance." Puget Energy, Inc. (March 7, 2002);

- The Division found the proposal vague and indefinite in Fuqua Industries, Inc. (March 12, 1991, in that "the meaning and application of terms and conditions (including but not limited to: "any major shareholder" "assets/interests" and "obtaining control") in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations." Again, regarding vagueness and ambiguity, Sprint clearly has no basis for finding the Fuqua proposal relevant; and

- Sprint recites the court's holding in Dyer v. SEC, 287 F.2d 773, (8th Cir. 1961) without any discussion whatsoever of the underlying facts. The Dyer resolution requested "that the company try to do a little better in its stockholder relations." Unlike "minority broadcasters," the phrase "Try to do a little better" is nothing if not vague.

The Funds believe that Sprint underestimates its shareholders and its board. The shareholders in voting on the proposal and the Company in implementing the proposal would be able to determine with reasonable certainly exactly what actions or measures the Proposal requires. Furthermore, we note that the Funds have sent the identical proposal to many companies. No other company has raised a vagueness or ambiguity argument thereby indicating that they understood the Proposal -- and shareholders will, too.

For the foregoing reasons, the Company has not met its burden under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied.

Should you have any questions, or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,



Janice Silberstein
Associate General Counsel

New York City Comptroller's office
1 Centre Street, Room 602
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: Timothy O'Grady
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
KSOPHFO302-3B679



**Sprint Nextel**
6200 Sprint Parkway,
Overland Park, Kansas 66251
KSOPHF0302-3B679
Office: (913) 794-1513

**Timothy O'Grady**
Vice President – Securities & Governance

December 23, 2010

VIA ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Sprint Nextel Corporation – Omission of Shareholder Proposal Relating to Report on Advertising Spending on Minority Broadcasters

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Sprint Nextel Corporation (the "Company" or "Sprint Nextel") intends to omit from its proxy statement and form of proxy for the 2011 annual meeting of its stockholders (the "2011 Proxy Materials") the stockholder proposal and supporting statement attached hereto as Exhibit A (the "Stockholder Proposal"), which was submitted by the office of the Comptroller for the City of New York on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (the "Proponents").

Sprint Nextel believes that the Stockholder Proposal may be excluded from our 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to its ordinary business operations or pursuant to Rule 14a-8(i)(3) because the proposal and portions of its supporting statement are inherently vague or indefinite. Sprint Nextel hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if it excludes the Stockholder Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j), we are submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2011 Proxy Materials. Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponents as notice of Sprint Nextel's intent to omit the Proposal from its 2011 Proxy Materials.

## 1. The Stockholder Proposal

The Stockholder Proposal requests the preparation of a report addressing, among other things, the placement of ads with minority broadcasters, stating in relevant part:



RESOLVED: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.

**2. Analysis**

**A. The Stockholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations.**

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This policy, the Staff stated, rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. " 1998 Release at 20. The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 21 (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)).

a. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business.

The Stockholder Proposal requests the preparation of a report. Under well-established principles, the topic of the report, whatever form it might take, is the relevant consideration for exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission states that where a stockholder proposal requests the registrant prepare a report on, or form a special committee to study, its business, the Staff would only consider whether the subject matter of the special report or committee involves a matter of ordinary business, where it does, the proposal will be excludible. In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (Feb. 21, 2001) (proposal requesting preparation of a report reviewing the company's policies for involvement in the pornography industry and an assessment of related liabilities); *The Mead Corp.* (Jan. 31, 2001) (proposal requesting preparation of a report related to environmental risks); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting preparation of a report relating to labor conditions of company's suppliers); and *Nike, Inc.* (July 10, 1997) (proposal requesting preparation of a report on compliance with the company's code of conduct by independent contractors in foreign countries, including a proposed policy for the implementation of ongoing wage adjustments to ensure adequate purchasing power at a sustainable community wage level).

b. At least one item to be covered in the requested report relates to our ordinary business operations --so the Stockholder Proposal is excludable.

*i. Advertising*

The Stockholder Proposal requests a report covering, among other things, how we spend our advertising dollars. The Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary



business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices. The allocation of marketing and advertising resources to best promote a company's products and services is a key management function, especially for companies with recognizable brand names such as ours. As a result, the Staff has consistently allowed the exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., The Walt Disney Company* (Nov. 30, 2007) (proposal requesting report on company's efforts to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products); *PG&E Corporation* (Feb. 14, 2007) (proposal requesting that company cease its advertising campaign promoting solar or wind energy sources); *FedEx Corporation* (July 14, 2009) (proposal requesting that company identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions); and *Tootsie Roll Industries* (Jan. 31, 2002) (same).

The Stockholder Proposal entitled "Policy to Address Discriminatory Advertising Practices against Minority Broadcasters" requests a report on our ad placement with minority broadcasters – that is, a report covering the manner in which we advertise. According to the supporting statement, the Stockholder Proposal is motivated by, and the supporting statement emphasizes, the Proponents' concerns that advertisers discriminate against minority broadcasters.

We create a marketing strategy that combines product development, promotion, distribution and pricing for each of our brands, which include Sprint®, Nextel®, Boost Mobile®, Virgin Mobile®, Assurance Wireless℠ and Common Cents℠. The brand's overall marketing strategy determines the target market segments, positioning, marketing mix, and allocation of resources. Decisions on how we spend our advertising dollars are made by our management after careful consideration of the costs and benefits associated with the marketing strategy in question and the forums used to increase the visibility and impact of our brands. This type of cost-benefit analysis and the allocation of company resources are a fundamental element of management's responsibility for the day-to-day operation of our business and are precisely the type of matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Stockholder Proposal thus seeks to micro-manage this complex aspect of our day-to-day operations – our advertising and marketing decisions, including where we advertise.

We believe that the Stockholder Proposal is excludable from our 2011 Proxy Materials because the subject matter of the report requested by the Stockholder Proposal is the manner in which we advertise our services and allocate our marketing budget, a subject-matter that falls directly within the scope of our day-to-day business operations. As discussed above, the Staff has consistently taken the position that a company's advertising practices are matters of ordinary business operations. Consequently, the Staff has consistently permitted the omission under Rule 14a-8(i)(7) of stockholder proposals that aim to manage a company's advertising.

*ii. Supplier Relationships*

This Stockholder Proposal also attempts to address the manner in which Sprint Nextel chooses the companies from which it purchases advertising. The day-to-day selection of suppliers of advertising to the Company, and the ongoing relationship between the Company and these suppliers, clearly relates to the conduct of the Company's ordinary business operations. In fact, the 1998 Release uses the retention of suppliers as an example of a task so fundamental to management's ability to run a company that they could not be a subject for direct stockholder oversight. The Commission has reaffirmed this view by excluding stockholder proposals that attempt to interfere with management's selection of suppliers or vendors. See *Spectra Energy Corp.* (Oct. 7, 2010) (proposal requesting company to purchase a high percentage of "Made in the USA" goods and services), *Tyson Foods* (May 25, 2009) (proposal requesting, among other things, the company's supplier contracts phase out the use of antibiotics in animal feed) and *Kmart Corp.* (January 11, 1999) (proposal requesting company create a report to ensure it does not purchase from suppliers who manufacture



items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report).

c. The social policy issue exception is not applicable.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. See Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Staff noted in SLB 14C that, in determining whether the proposal involves a matter of significant social policy, the Staff considers "both the proposal and the supporting statement as a whole." While the Proposal's supporting statement expresses concern about discrimination, the focus of the proposal is on manner in which we advertise. In *Apache Corporation* (March 5, 2008), the proposal related to equal employment policies and discrimination, the Staff concurred with the company's exclusion of the proposal because several of the principles set forth in the proposal related to core ordinary business matters, including how the company's advertising policy, marketing policies, how it sells products, and its charitable giving practices. The Staff found that, on the whole, the proposal related to the ordinary business of the company and did not raise a significant overriding social policy and it noted ". . . in particular that some of the principles relate to Apache's ordinary business operations." The matter was subsequently litigated by the proponent. *See Apache Corporation v. The New York City Employees' Retirement System* (No. H-08-1064, 2008 U.S. Dist. LEXIS 32955 (S.D. Tex. April 22, 2008). Consistent with the Division's findings, the district court found advertising and marketing, sale of goods and services, and charitable contributions are ordinary business matters. Finding that certain of the proposed principles did not implicate the social policy underlying the proposal, the court stated that "because the [p]roposal must be read with all of its parts, the [p]roposal is properly excludable under Rule 14a-8(i)(7)." Finally, the court noted that the principles proposed sought to "micromanage the company to an unacceptable degree." *Id.* at *22.

**B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.**

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal does not define the terms "minority" and includes an excessively broad definition of "minority broadcasters." Because of the vague and indefinite nature of the Proposal, a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote and, further, it is unclear what actions the Proponent intends for the Company to take if the Proposal were adopted.

The Proponents failed to define the term "minority." The term minority could refer a variety of groups. It could include everything from racial or ethnic groups (understood in terms of skin color, language, nationality, religion and/or culture) to women, people with disabilities, economic minorities (such as the working poor), and sexual minorities.

The Proposal defines "minority broadcasters" as minority-owned stations or stations with a "substantial minority audience." This definition is broader than what is used by the Federal Communications Commission in similar contexts. The Proponents definition includes "stations with a substantial minority audience." Stations with substantial minority audiences might arguably include CBS Radio, which is owned by CBS Corporation and has over 130 stations nationwide, including in all but one of the top 50 media markets. *See* CBS Radio - About Us, http:// www.cbsradio.com/about/index.html. In other words, the Proponents definition of minority broadcasters could encompass large multi-national corporations. Based on how the Proposal is phrased and explained, stockholders may be confused as to the effect of voting on the Proposal. Moreover, depending on how the Company concludes an entity is a "minority broadcaster" under this vague standard, any action taken by the Company to implement the proposal, if passed, could be significantly different from the actions envisioned by stockholders' voting for the proposal.



The Staff consistently has taken the position that shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires--this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Consistent with this position, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders reading the proposal and supporting statements together as a whole might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

For the reasons set forth above, we believe that the Proposal can be excluded from the 2011 Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3).

**Conclusion**

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2011 Proxy Materials.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,

Timothy O'Grady

Timothy O'Grady
Vice President – Securities & Governance

cc: Kenneth B. Sylvester

Attachment

**Exhibit A**

**Policy to Address Discriminatory Advertising Practices against Minority Broadcasters**

**Whereas:**

- studies have found that advertisers have discriminated against minority broadcasters (Leonard M. Baynes, "Making the Case for a Compelling Government Interest in Broadcast Media Ownership," 57 Rutgers L. Rev. 235 (2005));
- discrimination against minority broadcasters by the advertising industry has persisted for many years, as evidenced by a study of the advertising industry (Kofi Ofori, "When Being No.1 Is Not Enough: The Impact of Advertising Practices on Minority-Owned & Minority-Formatted Broadcast Stations," Civil Rights Forum on Communications Policy (Jan. 1999)) ("the Study"), which was commissioned by the Federal Communications Commission ("FCC") and highlighted the discriminatory practices of broadcast advertisers;
- the Study found specific discriminatory practices:
    - "no urban/Spanish dictates" Advertisers refused to place advertising on minority-owned stations or stations with substantial minority audiences (collectively "minority broadcasters"), and
    - "minority discounts" Advertisers paid minority-formatted radio stations substantially less than what they paid to general market stations with comparable audience size;
- as a result, minority-formatted radio stations earned "less revenue per listener" than stations broadcasting general market programming thereby causing minority-formatted stations to earn an average 63% less in advertising revenues than majority radio broadcasters with comparable market shares;
- the then FCC Chairman publicly stated that, "These practices do not hurt only broadcasters, they hurt advertisers, consumers, and indeed, us all. For advertisers, these practices hurt their bottom line. Their failure to realize that there are untapped markets right at home in the neighborhoods of our long-neglected minority communities, deprives them of a whole range of customers...To succeed on the Main Streets of tomorrow, Madison Avenue must recognize the reality of minority consumers and the power of minority- formatted stations in reaching them" (1999);
- the then FCC Chairman stated that, "...these advertising practices don't just hurt these stations, they hurt us as a nation. Economically, we cannot prosper if the purchasing power of all Americans is not respected and unleashed. Politically, our democracy is weaker if our

airwaves and our national debate lack strong voices from all corners of our country," (1999); and

- in 2009 FCC Commissioner McDowell said "there's no dispute about the existence of the problem" but that the FCC's 2007 Diversity Order barring the 'no urban/no Spanish' dictate can only be enforced indirectly through broadcasters since the FCC has no authority over advertisers or media buyers themselves.

**RESOLVED:** shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.